UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD
SPECIALIZED DISCLOSURE REPORT

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XPLORE TECHNOLOGIES CORP.

(Exact name of registrant as specified in its charter)

Delaware	000-52697	26-0563295
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

14000 Summit Drive, Suite 900, Austin, Texas 78726
(Address of principal executive offices)

Michael J. Rapisand, (512) 485-2017 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒         Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Xplore Technologies Corp. (the “Company”) is engaged in the development, integration and marketing of rugged mobile personal computer systems. The Company uses contract manufacturers to manufacture its products and supporting components, and conflict minerals, as defined by paragraph (d)(3) of Item 1.01 of Form SD, are contained in the Company’s products, and are either necessary to its products functionality or necessary to its products’ production.

The Company has made an inquiry of each of its contract manufacturers to determine whether the necessary conflicts minerals contained in its products were “outside the supply chain” before December 31, 2014. The Company received assurances from one of its major contract manufacturers, based upon available information sources from its raw material suppliers, that it does not intentionally or knowingly originate conflict minerals from the Democratic Republic of Congo or an adjoining country for the Company’s products produced by that contract manufacturer. The Company’s other major contract manufacturer is in the process of making a similar determination for the Company’s products it manufactures. However, that determination was not available to the Company as of the date of this report.

Although the Company has no reason to believe that the conflict minerals included in its products originated in the Democratic Republic of Congo or an adjoining country, at this time, the Company has designated its products as “DRC conflict undeterminable.” The Company will continue to work with its contract manufacturers to determine whether any of the conflict minerals included in its products originated in the Democratic Republic of Congo or an adjoining country, and to mitigate the risk that any such conflict materials originate in such countries or benefit armed groups.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

XPLORE TECHNOLOGIES CORP.

Dated: June 1, 2015	By:	/s/ MICHAEL J. RAPISAND
Michael J. Rapisand
Chief Financial Officer

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